================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)


                               (AMENDMENT NO. __)*

                              GENIUS PRODUCTS, INC.
                        --------------------------------
                                (Name of Issuer)


                    COMMON STOCK, $0.0001 PAR VALUE PER SHARE
               --------------------------------------------------
                         (Title of Class and Securities)


                                    37229R206
                    -----------------------------------------
                      (CUSIP Number of Class of Securities)

                                                  with a copy to:                            and to:

            Lawrence Madden                       James H. Schwab                      Joseph A. Calabrese
   The Weinstein Company Holdings LLC     Paul, Weiss, Rifkind, Wharton &             O'Melveny & Myers LLP
    375 Greenwich Street, 3rd Floor                 Garrison LLP               1999 Avenue of the Stars, Suite 700
          New York, NY 10013                1285 Avenue of the Americas               Los Angeles, CA 90067
            (212) 941-3800                    New York, NY 10019-6064                     (310) 553-6700
                                                   (212) 373-3174

            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                DECEMBER 6, 2005
               --------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP NO.  37229R206                                         Page  2 of 13 Pages
                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         The Weinstein Company Holdings LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [_]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                              7    SOLE VOTING POWER

                                                   -0-
                                              ----------------------------------
                NUMBER OF                     8    SHARED VOTING POWER
                  SHARES
               BENEFICIALLY                        19,493,128 (1)
                 OWNED BY                     ----------------------------------
                   EACH                       9    SOLE DISPOSITIVE POWER
                REPORTING
                  PERSON                           -0-
                   WITH                       ----------------------------------
                                              10   SHARED DISPOSITIVE POWER

                                                   -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         19,493,128 (1)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.6% (2)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

-------------------
(1) Consists of 19,493,128 shares of common stock, $0.0001 par value per share, of the Issuer, subject to Voting Agreements between The Weinstein Company LLC ("TWC") and certain stockholders of the Issuer, as described in this
     Schedule 13D. The Weinstein Company Holdings LLC ("TWC Holdings"), the ultimate parent of TWC, may be deemed to beneficially own such shares of common stock of the Issuer over which TWC exercises shared voting power pursuant to Voting Agreements.
(2) Based on the number of shares of the Issuer Common Stock outstanding as of December 8, 2005 (as represented the Issuer).

CUSIP NO.  37229R206                                         Page  3 of 13 Pages
                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Harvey Weinstein
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [_]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                              7    SOLE VOTING POWER

                                                   -0-
                                              ----------------------------------
                NUMBER OF                     8    SHARED VOTING POWER
                  SHARES
               BENEFICIALLY                        19,493,128 (3)
                 OWNED BY                     ----------------------------------
                   EACH                       9    SOLE DISPOSITIVE POWER
                REPORTING
                  PERSON                           -0-
                   WITH                       ----------------------------------
                                              10   SHARED DISPOSITIVE POWER

                                                   -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         19,493,128 (3)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.6% (4)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

-------------------
(3) Consists of 19,493,128 shares of common stock, $0.0001 par value per share, of the Issuer, subject to Voting Agreements between TWC and certain stockholders of the Issuer, as described in this Schedule 13D. Harvey Weinstein is a controlling person of TWC Holdings, the ultimate parent of TWC. Harvey Weinstein may be deemed to beneficially own such shares of common stock of the Issuer over which TWC exercises shared voting power pursuant to Voting Agreements.
(4) Based on the number of shares of the Issuer Common Stock outstanding as of December 8, 2005 (as represented by the Issuer).

CUSIP NO.  37229R206                                         Page  4 of 13 Pages
                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         Robert Weinstein
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a) [_]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                         [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OR ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                              7    SOLE VOTING POWER

                                                   -0-
                                              ----------------------------------
                NUMBER OF                     8    SHARED VOTING POWER
                  SHARES
               BENEFICIALLY                        19,493,128 (5)
                 OWNED BY                     ----------------------------------
                   EACH                       9    SOLE DISPOSITIVE POWER
                REPORTING
                  PERSON                           -0-
                   WITH                       ----------------------------------
                                              10   SHARED DISPOSITIVE POWER

                                                   -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         19,493,128 (5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                         [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.6% (6)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

-------------------
(5) Consists of 19,493,128 shares of common stock, $0.0001 par value per share, of the Issuer, subject to Voting Agreements between TWC and certain stockholders of the Issuer, as described in this Schedule 13D. Robert Weinstein is a controlling person of TWC Holdings, the ultimate parent of TWC. Robert Weinstein may be deemed to beneficially own such shares of Common Stock of the Issuer over which TWC exercises shared voting power pursuant to Voting Agreements.
(6) Based on the number of shares of the Issuer Common Stock outstanding as of December 8, 2005 (as represented by the Issuer).

CUSIP NO.  37229R206                                         Page  5 of 13 Pages
                                  SCHEDULE 13D


ITEM 1.        SECURITY AND ISSUER.

               This statement on Schedule 13D (this "Schedule 13D") relates to the shares of Common Stock, $0.0001 par value per share (the "Common Stock"), of Genius Products, Inc., a Delaware corporation (the "Issuer"). The Issuer has its principal executive offices at 740 Lomas Santa Fe, Suite 210, Solana Beach, CA 92075.

ITEM 2.        IDENTITY AND BACKGROUND.

               (a) - (c), (f) This Schedule 13D is being filed by The Weinstein Company Holdings LLC, a Delaware limited liability company ("TWC Holdings"), Harvey Weinstein, a citizen of the United States, and Robert Weinstein, a citizen of the United States, hereafter collectively referred to as the "Reporting Persons" and each individually referred to as a "Reporting Person." The Common Stock reported herein is subject to Voting Agreements between The Weinstein Company LLC ("TWC") and certain stockholders of the Issuer. TWC is a wholly owned subsidiary of The Weinstein Company Funding LLC, which is a wholly owned subsidiary of TWC Holdings. TWC Holdings is a holding company that conducts substantially all of its business relating to the motion picture industry through operating subsidiaries. Harvey Weinstein and Robert Weinstein are siblings and are the controlling persons of TWC Holdings by virtue of each being a fifty percent owner of the class of TWC Holdings limited liability company interests that has management authority over TWC Holdings. The principal business of TWC is to act as a multi-media company that produces, develops and acquires theatrical pictures for release and acquires rights to other films for distribution on DVD, television, and the Internet. The principal occupation of each of Harvey Weinstein and Robert Weinstein is to act as Co-Chairmen of TWC Holdings. The address of TWC Holdings' principal executive offices and the business address of each of Harvey Weinstein and Robert Weinstein is 375 Greenwich Street, 3rd Floor, New York, NY 10013.

               The name, residence or business address, citizenship and present principal occupation of each executive officer and member of the Board of Representatives of TWC Holdings are as follows:

                                                                          PRINCIPAL OCCUPATION
NAME AND TITLE                       RESIDENCE OR BUSINESS ADDRESS        OR EMPLOYMENT                        CITIZENSHIP
--------------                       -----------------------------        ----------------------------         -----------
Tarak Ben Ammar                      Quinta Communications SA             President of Quinta                  France
Board of Representatives Member      16 Avenue Hoche                      Communications SA
                                     75008 Paris France

Richard Koenigsberg                  888 Seventh Avenue, 35th Floor       Partner of Spielman                  U.S.A.
Board of Representatives             New York, NY  10106                  Koenigsberg & Parker LLP, CPAs
Member

CUSIP NO.  37229R206                                         Page  6 of 13 Pages
                                  SCHEDULE 13D

                                                                          PRINCIPAL OCCUPATION
NAME AND TITLE                       RESIDENCE OR BUSINESS ADDRESS        OR EMPLOYMENT                        CITIZENSHIP
--------------                       -----------------------------        ----------------------------         -----------
Dr. Mathilde Krim                    American Foundation of AIDS          Founding Chairman and Member         U.S.A.
Board of Representatives             Research                             of Board of Trustees and
Member                               120 Wall Street, 13th Floor          Program Board of American
                                     New York, NY  10005                  Foundation of AIDS Research

Charles Layton                       The Weinstein Company                Executive Vice President,            U.S.A.
Executive Vice President, Office     375 Greenwich Street                 Office of the Co-Chairmen of
of the Co-Chairmen                   New York, NY  10013                  The Weinstein Company Holdings
                                                                          LLC

Lawrence Madden                      The Weinstein Company                Executive Vice President and         U.S.A.
Executive Vice President and CFO     345 Hudson Street                    CFO of The Weinstein Company
                                     New York, NY 10014                   Holdings LLC

Andrew Metcalfe                      Goldman Sachs                        Advisory Director of Goldman         United Kingdom
Board of Representatives             133 Fleet Street                     Sachs
Member                               London EC4A2BB
                                     England

Irwin Reiter                         The Weinstein Company                Executive Vice President in          U.S.A.
Executive Vice President in Charge   345 Hudson Street                    Charge of Accounting and
of Accounting and Financial          New York, NY  10014                  Financial Reporting of The
Reporting                                                                 Weinstein Company Holdings LLC

Dirk Ziff                            Ziff Brothers Investments            Chairman of Ziff Brothers            U.S.A.
Board of Representatives             153 East 53rd Street                 Investments
Member                               New York, NY 10022

               (d) - (e) During the five years prior to the date hereof, neither any Reporting Person nor, to the best knowledge of the Reporting Persons, any individual otherwise identified in response to this Item 2, has been (i) convicted in a criminal violation (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO.  37229R206                                         Page  7 of 13 Pages
                                  SCHEDULE 13D


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               As more fully described in Item 4 below, as an inducement for TWC to enter into the Master Contribution Agreement (as defined below) and in consideration thereof, certain stockholders of the Issuer (collectively, the "Voting Agreement Stockholders") entered into Voting Agreements by and between the Issuer, TWC and each Voting Agreement Stockholder, dated as of December 6, 2005 (collectively, the "Voting Agreements"). In addition, each of the Voting Agreement Stockholders also delivered to TWC an irrevocable proxy with respect to the Issuer securities covered by the Voting Agreements.

ITEM 4.        PURPOSE OF TRANSACTION.

               (a) - (g) On December 5, 2005, the Issuer, TWC, and TWC Holdings (such company or another company designated by TWC pursuant to the Contribution Agreement (as defined below), the "Distributor"), entered into a Master Contribution Agreement (the "Contribution Agreement") in connection with the formation of a new venture to exploit the exclusive U.S. home video distribution rights to feature film and direct-to-video releases owned or controlled by TWC (the "Transaction").

               Under the terms of the Contribution Agreement, at the closing of the Transaction ("Closing") the Issuer will contribute to the Distributor substantially all of its assets, employees and existing businesses and certain liabilities, and the Distributor will hold a distribution agreement from TWC entitling it to distribute in the United States, and receive a distribution fee on, all filmed entertainment for which TWC owns or controls U.S. home video distribution rights and which TWC wishes to exploit in the home video market. The Distributor will initially be 70% owned by TWC or its direct or indirect owners and 30% owned by the Issuer. The Issuer's interest in the Distributor will consist of Class G Units representing a 30% membership interest in the Distributor, and the interest of TWC or its direct or indirect owners will consist of Class W Units representing a 70% membership interest in the Distributor. The 70% interest in the Distributor held by TWC or its owners will be redeemable, at their option at any time from one year after the Closing, for up to 70% of the outstanding common stock of the Issuer, or with their approval, cash. TWC and the Issuer will operate under an interim distribution agreement until the closing of the Transaction.

               On or prior to Closing, the Distributor will adopt an Amended and Restated Limited Liability Company Agreement (the "LLC Agreement") in the form agreed to by the parties. The Distributor, which will be renamed Genius Products, LLC, will operate the new distribution business and the existing businesses of the Issuer, and continue to operate under the LLC Agreement following the Closing.

               At the Closing, the Issuer will also issue to TWC 100 shares of Series W Preferred Stock in the Issuer. The Series W Preferred Stock will provide TWC or its permitted transferees with (a) the right to elect five of the seven directors on the Issuer's Board of Directors, (b) majority voting power over other actions requiring approval of the Issuer's stockholders, and (c) the right to approve certain specified actions by the Issuer. The Series W Preferred Stock will have no rights to receive dividends and minimal liquidation value. On or prior to the Closing, the Issuer will amend and restate its Certificate of Incorporation to, among other things, provide for the designation of the Series W Preferred Stock.

CUSIP NO.  37229R206                                         Page  8 of 13 Pages
                                  SCHEDULE 13D


               At the Closing, the Issuer and TWC will also enter into a Registration Rights Agreement pursuant to which the Issuer will register for resale the shares of Common Stock of the Issuer issuable upon redemption of TWC's Class W Units in the Distributor.

               The Contribution Agreement contains customary representations and warranties and conditions to the Closing, including approval of the Issuer's stockholders, and customary undertakings from the Issuer regarding the conduct of its business pending the Closing. The Contribution Agreement also contains customary indemnification and contribution provisions whereby the Issuer and TWC have agreed to indemnify each other against certain liabilities.

               The Contribution Agreement contains customary termination provisions which, under certain circumstances in the event of a termination under the Contribution Agreement, may subject the Issuer to liability for the payment of termination fees or reimbursement of expenses, and includes a provision which permits either party to terminate the agreement if the transaction fails to close by April 15, 2006. The Contribution Agreement also contains customary covenants restricting the Issuer from, among other things, soliciting, encouraging or accepting any alternative business combination transaction, and the Issuer's Board of Directors may not withdraw or modify its approval or recommendation of the Transaction.

               As provided in the Contribution Agreement, in connection with the execution of the Contribution Agreement TWC received executed Voting Agreements and proxies from the Voting Agreement Stockholders pursuant to which these stockholders agreed to vote their shares in favor of the transactions contemplated by the Contribution Agreement, certain changes to the Issuer's Certificate of Incorporation to accommodate these transactions and an increase of six million shares in the Issuer's 2004 Stock Incentive Plan. TWC received executed Voting Agreements and proxies from holders of approximately 32.6% of the Issuer's outstanding shares. In connection with the Voting Agreements, each of the Voting Agreement Stockholders has delivered to TWC an irrevocable proxy coupled with an interest and appointed Lawrence Madden and Irwin Reiter, executive officers of TWC, as attorneys-in-fact to vote all the shares beneficially owned by the Voting Agreement Stockholders in accordance with the provisions of the Voting Agreements. Each of the Voting Agreement Stockholders also agreed not to transfer any of their respective Issuer shares except (i) to a relative, (ii) where required by law or (iii) the sale of the Voting Agreement Stockholder of up to 25% of his or her respective shares subject to the Voting Agreement, provided that the transferring Voting Agreement Stockholder must obtain from the transferee an agreement to be bound by the applicable Voting Agreement, other than with respect to sales of shares conducted on the Issuer's primary public trading market or exchange.

               A copy of the Contribution Agreement entered into by the Issuer, TWC and TWC Holdings has been filed as Exhibit B to this Schedule 13D, and is specifically incorporated herein by reference, and the description herein of the Contribution Agreement is qualified in its entirety by reference to the Contribution Agreement. In addition, a copy of the form of Voting Agreement (which includes a form of irrevocable proxy) entered into by TWC and the Voting Agreement Stockholders has been filed as Exhibit C to this Schedule 13D, and is specifically incorporated herein by reference, and the description herein of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement.

CUSIP NO.  37229R206                                         Page  9 of 13 Pages
                                  SCHEDULE 13D


               (h) Not applicable.

               (i) Not applicable.

               (j) There can be no assurance that the transactions contemplated by the Contribution Agreement will be completed on the terms set forth in the Contribution Agreement or otherwise. Other than as described above or in other Items of this Schedule 13D (which Items are incorporated hereby by reference), or as provided in the Contribution Agreement or the Voting Agreements, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the individuals identified in Item 2, currently has any specific plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of the instructions to Schedule 13D, although the Reporting Person reserves the right to develop such plans or proposals.

ITEM 5:        INTEREST IN SECURITIES OF THE ISSUER.

               (a) - (b) As a result of TWC entering into each of the Voting Agreements with the Voting Agreement Stockholders, each of the Reporting Persons may be deemed to be the beneficial owner of 19,493,128 shares of Common Stock subject to the Voting Agreements, representing approximately 32.6% of the outstanding Common Stock of the Issuer, based on the number of shares of the Issuer Common Stock outstanding as of December 8, 2005 (as represented by the Issuer).

               In addition to the 19,493,128 shares of Common Stock owned of record by the Voting Agreement Stockholders, the Voting Agreement Stockholders may be deemed to beneficially own an additional 4,186,500 shares of Common Stock in the form of shares underlying options and warrants. Upon exercise or conversion, such shares of Common Stock underlying the options and warrants will become subject to the Voting Agreements and may be deemed to be beneficially owned by the Reporting Persons at that time. The Reporting Persons have not included the 4,186,500 shares underlying options and warrants in this Schedule 13D as such shares have not been issued and are not currently outstanding, and therefore are not subject to the Voting Agreements or the proxies at this time.

               The Voting Agreements and proxy grants only cover limited matters that may be brought before the Voting Agreement Stockholders relating to the transactions contemplated by the Contribution Agreement. Accordingly, the Reporting Persons may be deemed to have acquired shared voting power with respect to such shares of Issuer Common Stock

               By virtue of the fact TWC is a wholly owned subsidiary of The Weinstein Company Funding LLC, which is a wholly owned subsidiary of TWC Holdings, TWC Holdings may be deemed to beneficially own the shares of Issuer Common Stock over which TWC exercises shared voting power pursuant to the Voting Agreements. By virtue of the fact that Harvey Weinstein and Robert Weinstein are the controlling persons of TWC Holdings, each of Harvey Weinstein and Robert Weinstein may be deemed to beneficially own shares of Common Stock beneficially owned by TWC Holdings. Each of the Reporting Persons hereby disclaims beneficial

CUSIP NO.  37229R206                                         Page 10 of 13 Pages
                                  SCHEDULE 13D


ownership of the shares of Issuer Common Stock that are the subject of this
Schedule 13D, and nothing in this Schedule 13D shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended or otherwise, the beneficial owner of any securities covered by this Schedule 13D.

               No shares of Common Stock of the Issuer have been purchased, directly or indirectly, by any Reporting Person. Rather, the Reporting Persons may be deemed to have beneficial ownership of the subject shares pursuant to the Voting Agreements. The Reporting Persons do not have the power to dispose of the subject shares.

               To the best knowledge of each Reporting Person, no executive officer or member of the Board of Representatives of TWC may be deemed to beneficially own any shares of the Issuer Common Stock.

               (c) The information provided in Item 3 above is incorporated herein by reference. To the knowledge of each Reporting Person, none of the persons named in Item 2 acquired or disposed of any shares of Common Stock during the past 60 days.

               (d) Not applicable.

               (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Except as set forth in Items 3, 4 or 5, neither any Reporting Person nor, to the best knowledge of the Reporting Persons, any individual otherwise identified in Item 2, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies. The information set forth in Items 3, 4 and 5 is incorporated into this Item 6 by reference.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A --   Agreement dated as of December 15, 2005 -- Joint Filing of
               Schedule 13D.

Exhibit B --   Master Contribution Agreement, dated as of December 5, 2005, by and among Genius Products, Inc., a Delaware corporation, The
               Weinstein Company LLC, a Delaware limited liability company, and The Weinstein Company Holdings LLC, a Delaware limited liability company (incorporated by reference to Exhibit 2.1 to the Issuer's
               Form 8-K filed on December 9, 2005).

CUSIP NO.  37229R206                                         Page 11 of 13 Pages
                                  SCHEDULE 13D


Exhibit C --   Form of Voting Agreement (which includes a form of irrevocable proxy) by and among The Weinstein Company LLC, a Delaware limited liability company, and certain Voting Agreement Stockholders of Genuis Products, Inc., a Delaware corporation.

               Annex A -- List of Voting Agreement Stockholders and applicable number of shares of Common Stock subject to the Voting Agreements.

               Annex B -- Conformed signatures of The Weinstein Company LLC and the Voting Agreement Stockholders subject to the Voting Agreements.

               Annex C -- Conformed signatures of the Voting Agreement
                          Stockholders to the Irrevocable Proxies.

CUSIP NO.  37229R206                                         Page 12 of 13 Pages
                                  SCHEDULE 13D


                                   SIGNATURE


             After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 15, 2005

                                       THE WEINSTEIN COMPANY HOLDINGS LLC


                                       By: /s/ Harvey Weinstein
                                           ----------------------------
                                           Name:  Harvey Weinstein
                                           Title: Co-Chairman


                                       By: /s/ Robert Weinstein
                                           ----------------------------
                                           Name:  Robert Weinstein
                                           Title: Co-Chairman


                                            /s/ Harvey Weinstein
                                            ---------------------------
                                            Harvey Weinstein


                                            /s/ Robert Weinstein
                                            ---------------------------
                                            Robert Weinstein

CUSIP NO.  37229R206                                         Page 13 of 13 Pages
                                  SCHEDULE 13D


EXHIBIT INDEX
-------------

Exhibit A --    Agreement dated as of December 15, 2005 -- Joint Filing of
                Schedule 13D.

Exhibit B --    Master Contribution Agreement, dated as of December 5, 2005, by and among Genius Products, Inc., a Delaware corporation, The
                Weinstein Company LLC, a Delaware limited liability company, and The Weinstein Company Holdings LLC, a Delaware limited liability company (incorporated by reference to Exhibit 2.1 to the Issuer's Form 8-K filed on December 9, 2005).

Exhibit C --    Form of Voting Agreement (which includes a form of irrevocable proxy) by and among The Weinstein Company LLC, a Delaware limited liability company, and certain Voting Agreement
                Stockholders of Genuis Products, Inc., a Delaware corporation.

                Annex A -- List of Voting Agreement Stockholders and applicable number of shares of Common Stock subject to the Voting Agreements.

                Annex B -- Conformed signatures of The Weinstein Company LLC and the Voting Agreement Stockholders subject to the Voting Agreements.

                Annex C -- Conformed signatures of the Voting Agreement
                           Stockholders to the Irrevocable Proxies.